As filed with the Securities and Exchange Commission on November 16, 2005
Registration No. 333-129557

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
Form F-10
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

RITCHIE BROS. AUCTIONEERS INCORPORATED
(Exact name of Registrant as specified in its charter)

Canada	7389	Not applicable
(Province or other jurisdiction of incorporation or organization	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
6500 River Road, Richmond,
British Columbia, Canada V6X 4G5
(604) 273-7564
(Address and telephone number of Registrant’s principal executive offices)

Ritchie Bros. Auctioneers (America) Inc.
4170 Highway 154
Newnan, GA 30265-1429
(770) 304-3355
(Name, address (including zip code) and telephone number
(including area code) of agent for service to the United States)
Copies of communications to:

Richard Balfour McCarthy Tétrault LLP 777 Dunsmuir Street, Suite 1300 P.O. Box 10424 Vancouver, B.C., Canada V7Y 1K2	Roy Tucker David Matheson Perkins Coie LLP 1120 N.W. Couch Street, 10th Floor Portland, OR 97209-4128	Barbara E. Smith Borden Ladner Gervais LLP 1200 Waterford Centre 200 Burrard Street Vancouver, B.C., Canada V7X 1T2	Riccardo A. Leofanti Skadden, Arps, Slate, Meagher & Flom LLP 222 Bay Street Suite 1750, P.O. Box 258 Toronto, Ontario, Canada M5K 1J5

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
Province of British Columbia
(Principal jurisdiction regulating this offering)
     It is proposed that this filing shall become effective (check appropriate box):

A. ☑	upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).

B. ☐	at some future date (check the appropriate box below):

1. ☐	pursuant to Rule 467(b) on (date) at (time) (designate a time not sooner than 7 calendar days after filing).

2. ☐	pursuant to Rule 467(b) on (date) at (time) (designate a time 7 calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on (date).

3. ☐	pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.

4. ☐	after the filing of the next amendment to this Form (if preliminary material is being filed).

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box:    ☐

PART I
INFORMATION REQUIRED TO BE DELIVERED TO
OFFEREES OR PURCHASERS

2,173,913 Shares
RITCHIE BROS. AUCTIONEERS INCORPORATED
Common Shares

      This is an offering of 2,173,913 common shares of Ritchie Bros. Auctioneers Incorporated. All of these offered shares are being sold by Globo Investments Ltd., or the selling shareholder, a company controlled by David E. Ritchie, the Chairman of our Board. Please see “Principal and Selling Shareholders.” As of November 1, 2005, Mr. Ritchie beneficially owned or controlled 5,876,446 of our outstanding common shares and, after giving effect to this offering, he would have beneficially owned or controlled 3,702,533 common shares, representing approximately 10.8% of our outstanding common shares. We will not receive any of the proceeds from the sale of the shares by the selling shareholder.
      Our common shares are listed on the New York Stock Exchange, or the NYSE, and the Toronto Stock Exchange, or the TSX, under the symbol “RBA”. On November 15, 2005, the closing price of our common shares was US$38.08 per share on the New York Stock Exchange and CA$45.36 per share on the Toronto Stock Exchange.
      Investors should carefully consider the issues described under “Risk Factors” beginning on page 3. The “Risk Factors” section provides a discussion of considerations relevant to an investment in our common shares.
      We are permitted to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with Canadian generally accepted accounting principles, and they may be subject to Canadian auditing and auditor independence standards. As a result, they may not be comparable to financial statements of United States companies.
      Owning our common shares may subject you to tax consequences both in the United States and Canada. This prospectus may not describe these tax consequences fully. You should read the tax discussion under “Income Tax Considerations for U.S. Shareholders.”
      Your ability to enforce civil liabilities under the United States federal securities laws may be adversely affected because we are incorporated in Canada, most of our officers and directors and some of the experts named in this prospectus are Canadian residents, and substantially all of our assets and the assets of those officers, directors and experts are located outside of the United States.

		Underwriting	Net Proceeds to Selling
	Price to Public	Commission	Shareholder(1)

Per share	US$39.80	US$1.5920	US$38.2080
Total(2)	US$86,521,737	US$3,460,869	US$83,060,868

(1)	Before deducting the expenses of this offering payable by the selling shareholder estimated at US$450,000. We will not pay any of the expenses in connection with this offering.

(2)	The selling shareholder has granted the underwriters an option to purchase up to an additional 326,087 common shares on the same terms as set forth above. This option may be exercised, in whole or in part, at any time up to 48 hours prior to the closing of this offering.

      None of the Securities and Exchange Commission, any state securities regulator or any securities regulatory authority in Canada has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
      The underwriters, as principals, conditionally offer the offered shares, subject to prior sale, if, as and when sold by the selling shareholder and accepted by the underwriters in accordance with the conditions contained in the underwriting agreement referred to under the section entitled “Plan of Distribution.”
      Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. We expect this offering to close on or about November 23, 2005, but in any event, not later than December 15, 2005, and certificates for the offered shares are expected to be available for delivery at the time of closing.
      The underwriters may over-allot or effect transactions that stabilize or maintain the market price of our common shares in accordance with applicable market stabilization rules. The underwriters may offer the offered shares at a lower price than stated above. Please see “Plan of Distribution.”

Raymond James
BMO Nesbitt Burns
Scotia Capital
CIBC World Markets
Sprott Securities (U.S.A.) Limited Blackmont Capital Corp.

The date of this prospectus is November 16, 2005.

      When considering an investment in the offered shares, you should rely only on the information contained or incorporated by reference in this prospectus. You should carefully read the entire prospectus, including the section entitled “Risk Factors” and the documents and financial statements incorporated by reference in this prospectus, before making an investment decision. We have not, and the underwriters have not, authorized anyone, including the selling shareholder, to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We and the selling shareholder are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this document may only be accurate as of the date on the front cover of this prospectus.
      In this prospectus, “Ritchie Bros.,” the “Company,” “we” or “us” each refers to Ritchie Bros. Auctioneers Incorporated, either alone or together with its subsidiaries, unless the context requires otherwise. All dollar amounts and references to “$” are references to U.S. dollars, unless otherwise noted. All information in this prospectus assumes that the underwriters’ option will not be exercised, unless otherwise noted.
      Certain names in this prospectus are our trademarks.

RITCHIE BROS. AUCTIONEERS INCORPORATED
      We were amalgamated on December 12, 1997 under, and are governed by, the Canada Business Corporations Act. Our registered office is located at 1300 — 777 Dunsmuir Street, Vancouver, British Columbia, Canada V7Y 1K2. Our executive office is located at 6500 River Road, Richmond, British Columbia, Canada V6X 4G5 and our telephone number is (604) 273-7564.
      We conduct business primarily through the following five indirect wholly-owned operating subsidiaries:

•	Ritchie Bros. Auctioneers (Canada) Ltd. — incorporated under the laws of Canada;

•	Ritchie Bros. Properties Ltd. — incorporated under the laws of Canada;

•	Ritchie Bros. Auctioneers (America) Inc. — incorporated under the laws of the State of Washington;

•	Ritchie Bros. Properties Inc. — incorporated under the laws of the State of Washington, and

•	Ritchie Bros. Auctioneers B.V. — incorporated under the laws of The Netherlands.
      Our interests in the above operating subsidiaries are held through four wholly-owned holding companies, namely Ritchie Bros. Holdings Ltd. (incorporated under the laws of Canada), Ritchie Bros. Auctioneers (International) Ltd. (incorporated under the laws of British Columbia), Ritchie Bros. Holdings Inc. (incorporated under the laws of the State of Washington), and Ritchie Bros. Holdings (America) Inc. (incorporated under the laws of the State of Washington).
DESCRIPTION OF BUSINESS
      We are the world’s largest auctioneer of industrial equipment. At November 1, 2005, we operated from approximately 110 locations, including 30 auction sites, in 25 countries around the world. We sell, through unreserved public auctions, a broad range of industrial assets, including equipment used in the construction, transportation, mining, forestry, petroleum, material handling, marine and agricultural industries. Our customers are primarily end-users of equipment, such as contractors, and they also include equipment manufacturers, dealers, brokers and finance companies. Our business volume is driven by many factors, including fleet upgrades and realignments, financial pressure, mergers and acquisitions, retirements, inventory reductions and the completion of major construction and other projects.
      Our gross auction sales, which represent the total proceeds from all items sold at our auctions, were $1.79 billion for the year ended December 31, 2004, which is 15% higher than 2003. During the first nine months of 2005, we realized gross auction sales of approximately $1.50 billion. Gross auction sales is not a measure of revenue and is not presented in our consolidated financial statements; however, we believe that gross auction sales represents an important criterion for assessing our relative operating performance between periods.
      Strict adherence to the unreserved auction process is one of our founding principles and, we believe, one of our significant competitive advantages. Unreserved means that there are no minimum or reserve prices on anything sold at a Ritchie Bros. auction — each item sells to the highest bidder on sale day, regardless of the price. In addition, neither consignors nor their agents are allowed to bid on or buy back their own equipment. We have maintained our commitment to the unreserved auction process since our first industrial auction in 1963 because we believe that an unreserved auction is a fair auction.
      We attract a broad base of customers from around the world to our auctions. Our worldwide marketing efforts help to attract bidders to our auctions, and they are willing to travel long distances or participate on-line because of our reputation for conducting fair auctions. These multinational bidding audiences provide a global marketplace that allows our auctions to transcend local market conditions. We believe that our ability to consistently draw significant numbers of local and international bidders to our auctions, most of whom are end-users of trucks and equipment rather than resellers, is compelling to sellers of used equipment and generates for us a greater volume of consigned equipment than our competitors.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS
      This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements that involve risks and uncertainties. These statements are based on current expectations and estimates about our business, and include, among others, statements relating to:

•	our future performance;

•	growth of our operations;

•	expansion of the geographic markets and the market segments in which we conduct auctions, including the world market for used trucks and equipment;

•	increases in the number of consignors and bidders participating in our auctions;

•	growth of auction industry markets and segments;

•	the average size of our auctions;

•	our key strengths;

•	our ability to consistently draw significant numbers of local and international bidders to our auctions;

•	the anticipated improvement, acquisition and development by us of auction sites;

•	increases in our sales force productivity;

•	our gross auction sales, auction revenues and auction revenue rates, including increases in auction revenue rates from fees and other factors and the sustainability of those rates, and the seasonality of gross auction sales and auction revenues;

•	our direct expense rates, depreciation expenses and income tax rates;

•	the effect on our general and administrative expenses of expanded infrastructure and workforce and growth of our business;

•	the sufficiency of our working capital to meet our financial needs;

•	our future capital expenditures;

•	our Mission 2007 strategic initiative, including its effect on our results of operations and capital expenditures;

•	the renegotiation and extension of existing indebtedness and the availability of financing on terms acceptable to us in the future;

•	the proportion of our revenues and operating costs denominated in currencies other than the U.S. dollar or the effect of currency exchange fluctuations on our results of operations;

•	the relative insulation of the industrial equipment auction business from cyclical economic trends;

•	our internet initiatives and the level of participation in our auctions by internet bidders; and

•	our program to upgrade our information systems, including its effect on our results of operations and capital expenditures.
      In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “could,” “continue,” “estimate,” “expect,” “intent,” “may,” “might,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” or the negative of these terms, and similar expressions intended to identify forward-looking statements. Our forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. While we have not described all potential risks related to this offering and owning our common shares, the important factors listed under “Risk Factors” are among those that may affect our performance and could cause our actual financial and operational results to differ significantly from our predictions. We do not intend to update publicly any forward-looking statements, even if our predictions have been affected by new information, future events or other developments. You should consider our forward-looking statements in light of these and other relevant factors.

RISK FACTORS
      You should carefully consider the risks described below before making an investment decision. You should also refer to the other information in this prospectus, including our financial statements and the related notes and other documents incorporated by reference into this prospectus. The risks and uncertainties described below are not the only risks and uncertainties we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occur, our business, results of operations and financial condition would suffer. In that event, the trading price of our common shares could decline, and you may lose all or part of your investment in our common shares.
Risks Related to Our Business

Our guarantee and outright purchase contracts and advances to consignors may result in us incurring losses.
      Approximately 75% of our business is conducted on a straight commission basis. In certain situations we will either offer to:

•	guarantee a minimum level of sale proceeds to the consignor, regardless of the ultimate selling price of the consignment at the auction; or

•	purchase the equipment outright from the consignor for sale in a particular auction.
      If auction proceeds are less than the guaranteed amount, our commission will be reduced or, if sufficiently lower, we will incur a loss. If auction proceeds are less than the purchase price we paid for equipment that we take into inventory temporarily, we will incur a loss. Because all of our auctions are unreserved, there is no way for us to protect against these types of losses by bidding on or acquiring any of the items at the auction. In recent periods, guarantee and inventory contracts have generally represented approximately 25% of our annual gross auction sales.
      Occasionally we advance to consignors a portion of the estimated auction proceeds prior to the auction. We generally make these advances only after taking possession of the assets to be auctioned and upon receipt of a security interest in the assets to secure the obligation. If we were unable to auction the assets or if auction proceeds were less than amounts advanced, we could incur a loss.

We may need to make payments to satisfy our guarantees of clear title on the assets sold at our auctions which may result in us incurring losses.
      Where title registries are commercially available, we guarantee that each item purchased at our auctions is free of liens and other encumbrances, up to the purchase price paid by the buyer. While we exert considerable effort ensuring that all liens have been identified and, if necessary, discharged prior to the auction, we occasionally do not properly identify or discharge liens and have had to make payments to the relevant lienholders or purchasers. We will incur a loss if we are unable to recover sufficient funds from the consignors to offset these payments; aggregate losses from these payments could be material.

We may have difficulties sustaining and managing our growth.
      One of the main elements of our strategy is to continue to grow our business, primarily by increasing earnings from operations in markets in which we already operate and by expanding into new geographic markets and into market segments in which we have not had a significant presence in the past. As part of this strategy, we may from time to time acquire additional assets or businesses from third parties. We may not be successful in growing our business or in managing this growth. For us to be successful in growing our business, we need to accomplish a number of objectives, including:

•	recruiting and retaining suitable sales personnel;

•	identifying and developing new geographic markets and market segments;

•	identifying and acquiring, on terms favourable to us, suitable land on which to build new auction facilities and, potentially, businesses that might be appropriate acquisition targets;

•	successfully managing expansion;

•	obtaining necessary financing;

•	receiving necessary authorizations and approvals from governments for proposed development or expansion;

•	successfully integrating new facilities and acquired businesses into our existing operations;

•	achieving acceptance of the auction process in general by potential consignors, bidders and buyers;

•	establishing and maintaining favourable relationships with consignors, bidders and buyers in new markets and market segments, and maintaining these relationships in our existing markets;

•	capitalizing on changes in the supply of and demand for industrial assets, in our existing and in new markets; and

•	designing and implementing business processes that are able to support profitable growth.
      We may need to hire additional employees to manage any growth that we achieve. In addition, growth may increase the geographic scope of our operations and increase demands on both our operating and financial systems. These factors will increase our operating complexity and the level of responsibility of existing and new management personnel. It may be difficult for us to attract and retain qualified managers and employees, and our existing operating and financial systems and controls may not be adequate to support our growth. We may not be able to improve our systems and controls as a result of increased costs, technological challenges, or lack of qualified employees. Our past results and growth may not be indicative of our future prospects or our ability to expand into new markets, many of which may have different competitive conditions and demographic characteristics than our existing markets.

Our business would be harmed if there were decreases in the supply of, demand for, or market values of industrial assets, primarily used industrial equipment.
      Our auction revenues could be reduced if there was significant erosion in the supply of, demand for, or market values of used trucks and equipment, which would affect our financial condition and results of operations. We have no control over any of the factors that affect the supply of, and demand for, used trucks and equipment, and the circumstances that cause market values for used trucks and equipment to fluctuate are beyond our control. In addition, price competition and availability of new trucks and equipment directly affect the supply of, demand for, and market value of used trucks and equipment.

Legal and other claims may result in us incurring losses.
      We are subject to legal and other claims that arise in the ordinary course of our business. While the results of these claims have not historically had a material effect on our financial condition or results of operations, we may not be able to defend ourselves adequately against these claims in the future and we may incur a loss. Aggregate losses from these claims could be material.

Our operating results are subject to quarterly variations.
      Historically, our revenues and operating results have fluctuated from quarter to quarter. We expect to continue to experience these fluctuations as a result of the following factors, among others:

•	the size, timing and frequency of our auctions;

•	the seasonal nature of the auction business in general, with peak activity typically occurring in the second and fourth calendar quarters, mainly as a result of the seasonal nature of the construction and natural resources industries;

•	the performance of our underwritten business (guarantee and outright purchase contracts);

•	general economic conditions in our markets; and

•	the timing of acquisitions and development of auction facilities and related costs.
      In addition, we usually incur substantial costs when entering new markets, and the profitability of operations at new locations is uncertain as a result of the increased variability in the number and size of auctions at new sites. These and other factors may cause our future results to fall short of investor expectations or not to compare favourably to our past results.

We are exposed to foreign exchange rate fluctuations and political and economic instability as a result of our substantial international operations, which could harm our results of operations.
      We conduct business on a global basis and intend to continue to expand our presence in international markets. Fluctuating currency exchange rates, acts of terrorism or war, and changing social, economic and political conditions and regulations may affect in a negative manner our business in international markets and our related operating results. Currency exchange rate fluctuations between the different countries in which we conduct our operations impact the purchasing power of buyers, the motivation of consignors, asset values and asset flows between various countries, including those in which we do not have operations. These factors and other global economic conditions may harm our business and our operating results.
      Although we report our financial results in United States dollars, a significant portion of our auction revenues are generated at auctions held outside the United States, mostly in currencies other than the United States dollar. Currency exchange rate changes against the United States dollar, particularly for the Canadian dollar and the Euro, could affect our presented results in our financial statements and cause our earnings to fluctuate.

Our revenues and profitability could be reduced as a result of competition in our core markets.
      The used truck and equipment sectors of the global industrial equipment market, and the auction segment of those markets, are highly fragmented. We compete directly for potential purchasers of industrial equipment with other auction companies. Our indirect competitors include equipment manufacturers, distributors and dealers that sell new or used equipment, and equipment rental companies. When sourcing equipment to sell at our auctions, we compete with other auction companies, equipment dealers and brokers, and equipment owners that have traditionally disposed of equipment in private sales.
      Our direct competitors are primarily regional auction companies. Some of our indirect competitors have significantly greater financial and marketing resources and name recognition than we do. New competitors with greater financial and other resources may enter the industrial equipment auction market in the future. Additionally, existing or future competitors may succeed in entering and establishing successful operations in new geographic markets prior to our entry into those markets. They may also compete against us through internet-based services. If existing or future competitors seek to gain or retain market share by reducing commission rates, we may also be required to reduce commission rates, which may reduce our revenue and harm our operating results and financial condition.

We depend on the services of a number of key personnel, and our business could be harmed if we lost one or more of them. We also have a new Chief Executive Officer effective November 1, 2004.
      The growth and performance of our business will depend to a significant extent on the efforts and abilities of our executive officers and senior managers. Our business could be harmed if we lost the services of one or more of these individuals. We do not maintain key man insurance on the lives of any of our executive officers. Our future success largely depends on our ability to attract, develop and retain skilled employees in all areas of our business. Peter J. Blake, our former Senior Vice-President and Chief Financial Officer, became Chief Executive Officer effective November 1, 2004, replacing David E. Ritchie, one of the founders of our company. Although Mr. Blake has been employed by us for over

14 years, he does not have the same depth of experience as Mr. Ritchie and has not previously been in a Chief Executive Officer role.

Our results may not improve on a long term basis as a result of our internet-related initiatives, which are also subject to technological obsolescence and potential service interruptions; in addition, we may not be able to compete with technologies implemented by our competitors.
      We have invested significant resources in the development of our internet platform, including our rbauctionBid-Live internet bidding service. We use and rely on intellectual property owned by third parties which are licensed to us in providing our rbauctionBid-Live service. Our internet technologies may not result in any material long-term improvement in our results of operations or financial condition and may require further significant investment to help avoid obsolescence. We may also not be able to continue to adapt our business to internet commerce and we may not be able to compete effectively against internet auction services offered by our competitors.
      The success of our rbauctionBid-Live service and other services that we offer over the internet, including equipment-searching capabilities and historical price information, will continue to depend largely on our ability to use suitable intellectual property licensed from third parties, further development and maintenance of our infrastructure and the internet in general. Our ability to offer online services depends on the performance of the internet, as well as some of our internal hardware and software systems. “Viruses”, “worms” and other similar programs, which have in the past caused periodic outages and other internet access delays, may in the future interfere with the performance of the internet and some of our internal systems. These outages and delays could reduce the level of service we are able to offer over the internet. We could lose customers and our reputation could be harmed if we were unable to provide services over the internet at an acceptable level of performance or reliability.

The availability and performance of our internal technology infrastructure is critical to our business.
      The satisfactory performance, reliability and availability of our website, processing systems and network infrastructure are important to our reputation and our business. We will need to continue to expand and upgrade our technology, transaction processing systems and network infrastructure both to meet increased usage of our rbauctionBid-Live service and other services offered on our website and to implement new features and functions. Our business and results of operations could be harmed if we were unable to expand and upgrade in a timely manner our systems and infrastructure to accommodate any increases in the use of our internet services, or if we were to lose access to or the functionality of our internet systems for any.
      We use both internally developed and licensed systems for transaction processing and accounting, including billings and collections processing. We may need to improve these systems in order to accommodate growth in our business. Any inability to upgrade our technology, transaction processing systems or network infrastructure to accommodate increased transaction volumes could harm our business and interfere with our ability to expand our business.
      We have embarked on a program to upgrade our information systems, including implementing an enterprise resource planning system. Our business and results of operations could be harmed if our program is not successful or if our enterprise resource planning system implementation is not successful.
      We do not currently have a formal disaster recovery plan. If we were subject to a serious security breach or a threat to business continuity, it could materially damage our business, results of operations and financial condition.

Our business is subject to risks relating to our ability to safeguard the security and privacy of our customers’ confidential information.
      We maintain proprietary databases containing confidential personal information regarding our customers and the results of our auctions, and we must safeguard the security and privacy of this information. Despite our efforts to protect this information, we face the risk of inadvertent disclosure of this sensitive information or an intentional breach of our security measures.
      Security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability. We may be required to make significant expenditures to protect against security breaches or to alleviate problems caused by any breaches. Our insurance policies may not be adequate to reimburse us for losses caused by security breaches.

Our operations are subject to substantial environmental and other regulations, which may significantly increase our expenses or limit our operations and ability to expand.
      A variety of federal, provincial, state and local laws, rules and regulations apply to our business. These relate to, among other things, the auction business, imports and exports of equipment, worker safety, privacy of customer information, and the use, storage, discharge and disposal of environmentally sensitive materials. Failure to comply with applicable laws, rules and regulations could result in substantial liability to us, suspension or cessation of some or all of our operations, restrictions on our ability to expand at present locations or into new locations, requirements for the acquisition of additional equipment or other significant expenses or restrictions.
      The development or expansion of auction sites depends upon receipt of required licenses, permits and other governmental authorizations. Our inability to obtain these required items could harm our business. Additionally, changes or concessions required by regulatory authorities could result in significant delays in, or prevent completion of, this development or expansion.
      Under some laws regulating the use, storage, discharge and disposal of environmentally sensitive materials, an owner or lessee of real estate may be liable for the costs of removal or remediation of hazardous or toxic substances located on or in, or emanating from, the real estate, and related costs of investigation and property damage. These laws often impose liability without regard to whether the owner or lessee knew of, or was responsible for, the presence of the hazardous or toxic substances. Environmental contamination may exist at our owned or leased auction sites from prior activities at these locations or from neighbouring properties. In addition, auction sites that we acquire or lease in the future may be contaminated, and future use of or conditions on any of our properties or sites could result in contamination. The costs related to environmental contamination of any of the properties we own or lease could harm our financial condition and results of operations.
      There are restrictions in the United States and Europe that may affect the ability of equipment owners to transport certain equipment between specified jurisdictions. One example of these restrictions is environmental certification requirements in the United States, which prevent non-certified equipment from being entered into commerce in the United States. If these restrictions were to materially inhibit the ability of customers to ship equipment to or from our auction sites, they could reduce our gross auction sales and harm our business.
      International bidders and consignors could be deterred from participating in our auctions if governmental bodies impose additional export or import regulations or additional duties, taxes or other charges on exports or imports. Reduced participation by international bidders and consignors could reduce our gross auction sales and harm our business, financial condition and results of operations.

Our insurance may be insufficient to cover losses that may occur as a result of our operations.
      We maintain property and general liability insurance. This insurance may not remain available to us at commercially reasonable rates, and the amount of our coverage may not be adequate to cover all liability that we may incur. Our auctions generally involve the operation of large equipment close to a large number of people, and an accident could damage our facilities or injure auction attendees. Any major accident could harm our reputation and our business. In addition, if we were held liable for amounts exceeding the limits of our insurance coverage or for claims outside the scope of our coverage, the resulting costs could harm our results of operations and financial condition.

Risks Related to this Offering

Concentration of ownership of our common shares and other factors could limit common shareholders’ influence on our business and the price that investors are willing to pay in the future for our common shares.
      Following the consummation of this offering, our directors and executive officers collectively will beneficially own approximately 19.4% of our outstanding common shares. As a result, our directors and executive officers, if they act together, would be able to exercise significant control over our business, policies and affairs. The timing and receipt of any takeover or control premium by our shareholders could depend on our directors’ and executive officers’ determination of when to sell their shares.
      Our Articles of Amalgamation and by-laws allow our Board of Directors to issue, in its sole discretion and without the approval of the holders of our common shares, preferred shares which may have rights and preferences that are superior to those of our common shares. This could delay or prevent a change of control that would be attractive to, and provide liquidity for, common shareholders, and could limit the price that investors are willing to pay in the future for our common shares.

The price of our common shares may fluctuate significantly.
      The market price of our common shares is subject to significant variation due to various factors, both within and outside our control, including:

•	fluctuations in our operating results;

•	changes in, or actual results varying from, earnings or other estimates made by securities analysts;

•	the degree of success we achieve in implementing our growth strategy;

•	changes in business or regulatory conditions affecting us, our customers or our competitors; and

•	the other risk factors included in this prospectus.
      In addition, the stock market may experience volatility in terms of prices and volumes that can affect the share prices of companies in ways unrelated to their operating performance, and this market volatility may cause the market price of our common shares to fluctuate.

We may not continue to pay regular cash dividends.
      We declared and paid quarterly cash dividends of $0.18 per outstanding common share for the second and third fiscal quarters of 2005. Any decision to declare and pay dividends in the future will be made at the discretion of our Board of Directors, after taking into account our operating results, financial condition, cash requirements, financing agreement restrictions and other factors our Board may deem relevant. We may be unable or may elect not to continue to declare and pay dividends, even if necessary financial conditions are met and sufficient cash is available for distribution.

Because we are a Canadian company, it may be difficult for you to enforce liabilities against us based upon United States federal securities laws.
      We are a corporation amalgamated under the laws of Canada and our principal executive office is located in Richmond, British Columbia. The majority of our directors and officers, and the experts named in this prospectus, are residents of Canada, and a substantial portion of their assets and our assets are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon the directors, officers and experts, or to enforce judgments of United States courts based upon civil liability under the federal securities laws of the United States against them. There is doubt as to the enforceability in Canada of judgments against us or against any of our directors, officers or experts, in original actions or in action for enforcement of judgments of United States courts, based solely upon the federal securities laws of the United States.

USE OF PROCEEDS
      We will not receive any of the proceeds from the sale of the offered shares and we will not pay any of the expenses in connection with this offering. The estimated net proceeds to the selling shareholder from the sale of the offered shares will be approximately $82.6 million after deducting the underwriters’ commission and the estimated expenses of this offering payable by the selling shareholder.
DESCRIPTION OF SHARE CAPITAL
      Our authorized share capital consists of an unlimited number of common shares without par value, 34,414,900 shares of which were outstanding as of November 1, 2005, an unlimited number of Senior preferred shares without par value and an unlimited number of Junior preferred shares without par value (together known as the “preferred shares”). Our Board of Directors, without further action by shareholders, is authorized to determine the designations, rights and restrictions to be attached to the preferred shares upon issuance. No preferred shares were outstanding as of November 1, 2005.
      There have been no material changes in our share capital since December 31, 2004, other than those changes disclosed in our financial statements for the period ended September 30, 2005, which are incorporated by reference into this document.
      Holders of common shares are entitled to one vote for each share held on all matters submitted to a vote of our shareholders, including the election of directors. Accordingly, holders of the majority of the common shares entitled to vote in any election of directors may elect all of the directors standing for election. There are no limitations on the rights of non-resident or foreign owners to hold or vote common shares. Subject to preferences that may be applicable to any preferred shares outstanding at the time, holders of common shares are entitled to receive ratably any dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor. Please see “Dividend Policy.” In the event of a liquidation, dissolution or winding up, holders of common shares are entitled to share ratably in all assets remaining after payment of our liabilities and any liquidation preferences of any outstanding preferred shares. Holders of common shares have no pre-emptive rights and no rights to convert their common shares into any other securities and there are no redemption provisions with respect to those shares. The rights, preferences and privileges of holders of common shares are subject to, and may be adversely affected by, the rights of the holders of any series of preferred shares that our Board of Directors may designate and we may issue in the future.
      The issuance of preferred shares in certain circumstances may have the effect of delaying or preventing a change of control of Ritchie Bros. without further action by the shareholders, may discourage bids for our common shares at a premium over the market price of the common shares and may adversely affect the market price and the voting and other rights of the holders of common shares.
DIVIDEND POLICY
      We currently pay a quarterly cash dividend of $0.18 per common share. We currently intend to continue to declare and pay a quarterly dividend in this amount on our common shares. However, any decision to declare and pay dividends in the future will be made at the discretion of our Board of Directors, after taking into account our operating results, financial condition, cash requirements, financing agreement restrictions and other factors our Board may deem relevant. In 2004, we declared total cash dividends of $0.37 per common share, compared to $0.15 per share in 2003 and nothing in 2002 (all after giving effect to a two-for-one stock split that occurred in May 2004).
      Because we are a holding company with no material assets other than the shares of our subsidiaries, our ability to pay dividends on our common shares depends on the income and cash flow of our subsidiaries. No financing agreements to which our subsidiaries are party currently restrict those subsidiaries from paying dividends.

PRINCIPAL AND SELLING SHAREHOLDERS
      The following table sets out information about the beneficial ownership (subject to certain joint ownership and family trust interests) of our common shares as of November 1, 2005 for Mr. David E. Ritchie, who controls Globo Investments Ltd., which is selling common shares in this offering, and for our directors and executive officers as a group. The applicable beneficial ownership percentage is based on 34,414,900 common shares outstanding.

	Before Giving Effect to this			After Giving Effect to this
	Offering			Offering

		% of	No. of		% of
	No. of	Common	Common	No. of	Common
	Common	Shares	Shares	Common	Shares
	Shares	Outstanding	Offered	Shares	Outstanding

David E. Ritchie, Chairman of the Board	5,876,446 (1)(2)	17.1	2,173,913	3,702,533	10.8
Directors and executive officers, including Mr. Ritchie, as a group (13 individuals)	8,859,251	25.7	2,173,913	6,685,338	19.4

(1)	Of these common shares, 2,500,000 are registered in the name of Globo Investments Ltd., the selling shareholder, 190,750 are registered in the name of D.E.R. Auctions Ltd., and 3,185,496 are registered in the name of Davcorp Investments Ltd., each of which is controlled by Mr. Ritchie. Mr. Ritchie also holds 200 common shares personally. All of the common shares to be sold in this offering will be sold by Globo Investments Ltd., the selling shareholder.

(2)	Mr. Ritchie (subject to certain joint ownership and family trust interests) has beneficially owned or controlled all but 100 of these common shares since they were initially issued by us in 1997 as part of a corporate reorganization that we carried out prior to our initial public offering.
     If the underwriters exercise the option granted to them by the selling shareholder, the number of common shares offered by the selling shareholder will be 2,500,000 and the percentage of outstanding common shares Mr. Ritchie and the directors and executive officers as a group would beneficially own or control after giving effect to this offering would be 9.8% and 18.5%, respectively.

INCOME TAX CONSIDERATIONS FOR U.S. SHAREHOLDERS
      The following discussion generally summarizes certain material United States and Canadian federal income tax consequences of the purchase, ownership and disposition of our common shares purchased pursuant to this prospectus by U.S. purchasers. This discussion is not intended to be, nor should it be construed to be, legal or tax advice to any particular prospective purchaser. This discussion does not take into account U.S. state or local tax laws, Canadian provincial or territorial tax laws, or tax laws of jurisdictions outside of the United States and Canada. The following discussion is based upon the tax laws of the United States and Canada in effect on the date of this prospectus, which are subject to change and possible retroactive effect. Prospective purchasers should consult their own tax advisors with respect to their particular circumstances.
United States Federal Income Tax Considerations
      The following is a general summary of certain United States federal income tax considerations relating to the purchase, ownership and disposition of our common shares. This summary is based upon the U.S. Internal Revenue Code of 1986, as amended (referred to as the Code), Treasury regulations, Internal Revenue Service (or the IRS) rulings and judicial decisions now in effect, all of which are subject to change (possibly, with retroactive effect) or different interpretations.
      This discussion is limited to U.S. Holders (as defined below) who hold our common shares as “capital assets” within the meaning of Section 1221 of the Code (generally, for investment). The U.S. federal income tax consequences of purchasing, owning or disposing of our common shares could differ from those described in this section of this prospectus. This summary does not describe all U.S. federal income tax consequences that may be relevant to such holders in light of their particular circumstances or to holders subject to special rules under U.S. federal income tax law, such as (1) dealers or traders in securities or currencies, (2) financial institutions, (3) investors in pass-through entities, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, (4) tax-exempt organizations or qualified retirement plans, (5) insurance companies, (6) persons holding common shares as a hedge or as part of a straddle, constructive sale, conversion transaction, or other risk management transaction, (7) U.S. Holders whose “functional currency” is not the U.S. dollar, (8) certain former citizens or residents of the United States, and (9) persons who own or are considered as owning 10% or more of the total combined voting power of all classes of our capital stock. Furthermore, this summary does not address alternative minimum taxes nor any aspect of foreign, state, local, estate or gift taxation.
      INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS ABOUT THE UNITED STATES FEDERAL TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF OUR COMMON SHARES, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION.

U.S. Holders
      As used in this section of this prospectus, the term “U.S. Holder” means a beneficial holder of our common shares that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States (unless such person is not treated as a resident of the United States under an applicable income tax treaty);

•	a corporation (or an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or a trust that has elected to be treated as a U.S. person.
      The U.S. tax treatment of a holder of common shares that is a partnership (or other entity taxable as a partnership for U.S. federal income tax purposes) generally will depend on the status of the partner and the activities of the partnership. Partners in partnerships holding our common shares should consult their tax advisors about the U.S. federal income tax consequences of the purchase, ownership and disposition of our common shares.

Dividends
      Subject to the discussion of “Special tax provisions” below, a U.S. Holder receiving dividend distributions (including constructive distributions) with respect to our common shares is required to include in gross income for U.S. federal income tax purposes the gross amount of such distributions to the extent of our current and/or accumulated earnings and profits, as determined under U.S. federal income tax principles, without reduction for Canadian income tax withheld. In general, such Canadian taxes withheld may be credited, subject to certain limitations, against a U.S. Holder’s U.S. federal income tax liability, or alternatively may be deducted in computing a U.S. Holder’s U.S. federal taxable income as described below under “Foreign tax credit.” The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution. Any distribution in excess of our current and/or accumulated earnings and profits will be treated first as a tax-free return of capital, which will reduce the U.S. Holder’s adjusted tax basis of our common shares (but not below zero). To the extent such a distribution exceeds the U.S. Holder’s adjusted tax basis in our common shares, the distribution will be taxable as capital gain. Corporate U.S. Holders receiving dividends on our common shares generally will not be eligible for the dividends-received deduction. Dividends generally will be treated as income from sources outside the United States. For U.S. foreign tax credit limitation purposes, dividends generally will constitute “passive income” or, in the case of certain types of U.S. Holders, “financial services income” (or, for tax years beginning after December 31, 2006, “general category income”).
      If a dividend distribution is paid in Canadian dollars, the amounts includible in income will be the U.S. dollar value, on the date of distribution, of the Canadian dollar amount distributed. Any subsequent gain or loss in respect of such Canadian dollars arising from exchange rate fluctuations generally will be U.S. source ordinary income or loss.
      Under current law, long-term capital gain of non-corporate U.S. Holders (including individuals) generally is eligible for preferential tax rates. For taxable years beginning after December 31, 2002 and before January 1, 2009, subject to certain exceptions, dividends received by non-corporate U.S. Holders (including individuals) from “qualified foreign corporations” (as defined in Section 1(h)(11) of the Code) are taxed at the same preferential rates that apply to long-term capital gain. Provided that we are not a “passive foreign investment company,” as discussed below, we currently meet the definition of “qualified foreign corporation” and therefore dividends paid to non-corporate U.S. Holders with respect to our common shares generally should be eligible for the preferential tax rates.

Sale, exchange or other disposition of our common shares
      A U.S. Holder will recognize a gain or loss on the sale, exchange or other disposition of our common shares equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder’s adjusted tax basis in such shares. Subject to the discussion of “Special tax provisions” below, such gain or loss generally will be U.S. source capital gain or loss, and will be long-term capital gain or loss if the holder has held or is deemed to have held such shares for more than twelve months. Generally, long-term capital gains recognized by non-corporate taxpayers (including individuals) are taxed at lower rates than items of ordinary income. The deductibility of capital losses is subject to certain limitations.

Foreign tax credit
      Subject to the limitations set forth in the Code, as modified by the United States-Canada income tax treaty, a U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the option of the U.S. Holder, to receive either a deduction or a tax credit for such Canadian tax paid or withheld. Holders and prospective holders of our common shares should be aware that dividends paid by us generally will constitute “passive income” for purposes of the foreign tax credit, which could reduce the amount of foreign tax credit available to a U.S. Holder. The rules relating to the U.S. foreign tax credit are extremely complex and the availability of the foreign tax credit and the application of the limitations with respect to such credit are fact specific. Holders and prospective holders are urged to consult their own tax advisors concerning the application of the U.S. foreign tax credit rules in light of their particular circumstances.

Special tax provisions
      The U.S. federal income tax treatment of investments by U.S. Holders in non-U.S. corporations is subject to special provisions under the Code that may alter the U.S. federal income tax consequences described above.
      Passive foreign investment company. Special rules apply to U.S. Holders who hold stock or rights to acquire stock in a “passive foreign investment company,” or a PFIC. In general, a non-United States corporation will be a PFIC for any taxable year in which, after applying relevant look-through rules, either (a) 75% or more of its gross income is passive income, or (b) 50% or more of the average value of its assets consists of assets that produce, or that are held for the production of, passive income. For this purpose, passive income generally includes, among other things, interest, dividends, rents, royalties and gains from certain commodities transactions.
      We do not believe that we have been a PFIC for any prior taxable year. Furthermore, we do not expect that we will be treated as a PFIC for the current taxable year or any future taxable year. Although we do not expect that we will be treated as a PFIC for the current taxable year or any future taxable year, the determination of whether a corporation is a PFIC is made on an annual basis and our status as a PFIC in a particular taxable year will depend upon our assets and activities in that year. We have no reason to believe that our assets or activities will change in a manner that would cause us to be classified as a PFIC. However, there can be no assurance that we will not be treated as a PFIC for any taxable year. Furthermore, there can be no assurance that the IRS will not challenge any determination by us concerning our PFIC status, currently or with respect to prior or future taxable years.
      If, contrary to our expectations, we were to be classified as a PFIC, a U.S. Holder may be subject to increased tax liability upon the receipt of certain distributions (including constructive distributions) or upon the sale, exchange or other disposition of our common shares, unless such holder makes one of two elections. First, if a U.S. Holder of our common shares makes a timely election to treat us as a qualified electing fund, or a QEF, the electing U.S. Holder would be required to include annually in gross income (a) such holder’s pro rata share of our ordinary earnings, and (b) such holder’s pro rata share of any of our net capital gain, regardless of whether such income or gain is actually distributed. If, alternatively, a U.S. Holder makes a “mark-to-market” election, such holder generally will include annually an amount equal to the excess, if any, of the fair market value of the common shares as of the close of such taxable year over the U.S. Holder’s adjusted tax basis in the common shares. In addition, the U.S. Holder generally will be allowed a deduction for the lesser of (1) the excess, if any, of the U.S. Holder’s adjusted tax basis in our common shares over the fair market value of such shares as of the close of the taxable year, or (2) the excess, if any of (A) the mark-to-market gains for our common shares included in gross income by the U.S. Holder for prior taxable years, over (B) the mark-to-market losses for such shares that were allowed as deductions for prior tax years. If, contrary to our expectations, we were to be classified as a PFIC, we do not currently intend to take the actions necessary for a U.S. Holder to make a QEF election.

      Neither we nor any of our advisors has the duty to, or will undertake to, inform U.S. Holders of changes in circumstances that would cause us to become a PFIC. Because of this, and because of the complexity of the PFIC rules, holders and prospective holders are urged to consult with their own tax advisors with respect to the application of the PFIC rules to them.

Backup withholding and information reporting
      Payment of dividends with respect to our common shares, to the extent such payments are considered to be made within the United States to a holder, and the proceeds from the sale, exchange or redemption of our common shares, may be subject to U.S. information reporting and also may be subject to U.S. backup withholding tax, unless a holder (a) is an exempt recipient (including a corporation), (b) complies with certain requirements, including applicable certification requirements, or (c) is described in certain other categories of persons. The backup withholding tax rate currently is 28%. Any amounts withheld from a payment to a holder of our common shares under the backup withholding rules may be credited against any U.S. federal income tax liability of the holder and may entitle the holder to a refund, provided that the required information is furnished to the IRS.
      The preceding discussion of certain U.S. federal income tax considerations is for general information only and is not tax advice. Accordingly, holders and prospective holders are urged to consult with their own tax advisors regarding the U.S. federal income tax consequences of the purchase, ownership and disposition of the common shares in light of their own particular circumstances, as well as the effect of any state, local, or non-United States laws or any applicable tax treaty.
Canadian Federal Income Tax Considerations
      The following is a general summary of certain Canadian federal income tax consequences of the acquisition, ownership and disposition of the offered shares generally applicable to holders of our common shares who (i) acquire their common shares pursuant to this prospectus, (ii) are residents of the United States for the purposes of the Canada-United States Income Tax Convention (1980), as amended (or the Convention), (iii) are not resident in Canada for the purposes of the Canadian Tax Act (as defined below), (iv) hold their common shares as capital property, (v) deal at arm’s length with us and (vi) do not use or hold, and are not deemed to use or hold, their common shares in a business carried on in Canada. In this summary, we refer to these holders as U.S. Residents. Whether our common shares constitute capital property to a particular U.S. Resident for Canadian federal income tax purposes will depend on all circumstances relating to the acquisition and holding of those shares. These circumstances include the intention of the holder and the holder’s other activities. Generally, common shares will be considered to be capital property to a U.S. Resident as long as the U.S. Resident acquired the shares as a long-term investment, is not a trader or dealer in securities, did not acquire, hold or dispose of such shares in a transaction considered to be an adventure or concern in the nature of trade (i.e. speculation) and does not hold such shares as inventory in the course of carrying on a business.
      This summary is based upon the current provisions of the Income Tax Act (Canada) and the regulations enacted thereunder (collectively referred to as the Canadian Tax Act) and the Convention as in effect on the date hereof as well as our understanding of the current published administrative and assessing policies of Canada Revenue Agency (or CRA). This summary is not exhaustive of all possible Canadian federal income tax consequences and does not take into account provincial, territorial or foreign income tax considerations, nor does it take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action except the specific proposals to amend the Canadian Tax Act (or the Proposed Amendments) publicly announced by or on behalf of the Minister of Finance of Canada before the date of this prospectus. No assurance can be given that the Proposed Amendments will be enacted into law or that legislation will implement the Proposed Amendments in the manner now proposed.
      This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular U.S. Resident, and no representations are made with respect to the

Canadian federal income tax consequences to any particular U.S. Resident. Accordingly, U.S. Residents should consult their own tax advisors for advice with respect to their particular circumstances. The discussion below is qualified accordingly.
      A U.S. Resident will generally not be subject to tax under the Canadian Tax Act in respect of any capital gain realized by such U.S. Resident on a disposition or deemed disposition of our common shares unless such common shares are “taxable Canadian property” to the U.S. Resident for purposes of the Canadian Tax Act. Provided that our common shares continue to be listed on the NYSE, the common shares will not generally constitute taxable Canadian property to a U.S. Resident unless at any time during the 60-month period immediately preceding the disposition of the common shares by such U.S. Resident, 25% or more of the issued shares of any class or series of our capital stock or capital stock of a predecessor corporation were owned by such U.S. Resident, persons with whom such U.S. Resident did not deal at arm’s length, or such U.S. Resident together with those persons.
      Dividends which are paid or credited, or are deemed to be paid or credited, to a U.S. Resident on the common shares will generally be subject to Canadian withholding tax on the gross amount of such dividends. Currently, under the Convention, the rate of Canadian withholding tax applicable to dividends paid or credited by us to a U.S. Resident is (i) 5% of the gross amount of the dividends if the beneficial owner of the dividends is a company that is a resident of the United States which owns at least 10% of our voting stock, or (ii) 15% of the gross amount of the dividends if the beneficial owner of such dividends is any other resident of the United States.

PLAN OF DISTRIBUTION
      Subject to the terms and conditions of an underwriting agreement, or the Underwriting Agreement, dated November 8, 2005, among us, the selling shareholder and the underwriters, the selling shareholder has agreed to sell and the underwriters have severally agreed to purchase all of the common shares offered hereby in the numbers set out below at a price of $39.80 per common share, for aggregate consideration of $86,521,737, payable in cash against delivery of share certificates representing the common shares.

Underwriter	Number of Shares

Raymond James Ltd.	978,261
BMO Nesbitt Burns Inc.	543,478
Scotia Capital Inc.	326,087
CIBC World Markets Inc.	217,391
Sprott Securities Inc.	54,348
Blackmont Capital Inc.	54,348

Total	2,173,913

      The Underwriting Agreement provides for payment by the selling shareholder to the underwriters of a commission of $1.5920 per common share, for an aggregate fee of $3,460,869 or 4% of the gross proceeds of this offering, in consideration of various services performed in connection with this offering. The following table summarizes the compensation and estimated expenses of the offering payable by the selling shareholder:

	Per Share		Total

	Without	With	Without	With
	Underwriters’	Underwriters’	Underwriters’	Underwriters’
	Option	Option	Option	Option

Underwriting commission	$1.5920	$1.5920	$3,460,869	$3,980,000
Expenses payable	$0.2070	$0.1800	$450,000	$450,000
      The obligations of the underwriters under the Underwriting Agreement are several and may be terminated at their discretion upon the occurrence of certain stated events. The underwriters are, however, severally obligated to take up and pay for all of the common shares in this offering if any of the common shares are purchased under the Underwriting Agreement. The Underwriting Agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or this offering may be terminated. The closing of the offering is conditional upon the receipt of an opinion from the National Association of Securities Dealers, Inc. that it has no objection to the proposed underwriting terms among us, the selling shareholder and the underwriters, set forth in the Underwriting Agreement.
      This offering is being made concurrently in the United States and in all of the Provinces of Canada pursuant to the multi-jurisdictional disclosure system implemented by the securities regulatory authorities in the United States and Canada. The common shares will be offered in the United States and Canada through the underwriters either directly or through their respective U.S. or Canadian registered broker-dealer affiliates. Subject to applicable law, the underwriters may also offer the common shares outside of the United States and Canada.
      The selling shareholder has granted to the underwriters an option to purchase on a pro rata basis up to 326,087 additional common shares at the public offering price less the underwriting commission. The option may be exercised, in whole or in part, at any time up to 48 hours prior to the closing of this offering.
      The offering price of the common shares has been determined by negotiation between the selling shareholder and the underwriters. The public offering price for the common shares offered is payable in U.S. dollars. The underwriters have arranged for the conversion of Canadian dollars into U.S. dollars to enable Canadian purchasers to pay for the common shares. Such conversion will be made by the underwriters on such terms and with such conditions, limitations and charges as the underwriters establish in accordance with their foreign exchange practices. The underwriters propose to offer the common shares initially at the offering price on the cover page of this prospectus. After the underwriters have made a reasonable effort to sell all of the common shares at the price specified on the cover page, the offering price may be decreased and may be further changed from time to time, and the compensation realized by the underwriters will, accordingly, also be reduced.
      We expect this offering to close on or about November 23, 2005, but in any event not later than December 15, 2005, and certificates for the offered shares are expected to be available for delivery at the time of closing.
      We have agreed that we will not, and the selling shareholder and David Ritchie have agreed that they will not, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the U.S. Securities and Exchange Commission, or SEC, a registration statement under the U.S. Securities Act of 1933 or a prospectus under applicable Canadian securities legislation relating to, any of our common shares or securities convertible into or exchangeable for any of our common shares without the prior written consent of Raymond James Ltd. for a period of 90 days after the date of the Underwriting Agreement, except for grants of employee stock options by us or issuances of our common shares pursuant to the exercise of employee stock options previously granted by us and outstanding on the date hereof.
      Our executive officers and directors (other than Mr. Ritchie) have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of our common shares or securities convertible into or exchangeable for any of our common shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common shares, whether any of these transactions are to be settled by delivery of our common shares or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Raymond James Ltd. for a period of 30 days after the date of the Underwriting Agreement, except for the sale of shares issued pursuant to the exercise of employee stock options previously granted by us and outstanding on the date hereof and for the sale of shares acquired under our employee share purchase plan.
      The rules of the SEC may limit the ability of the underwriters to bid for or purchase our common shares before the distribution of the common shares in the offering is completed. However, the underwriters may engage in the following activities in accordance with the rules:

•	Stabilizing transactions permit bids to purchase the common shares so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment transactions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The underwriters may close out any short position by purchasing shares in the open market.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common shares originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.
      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common shares or preventing or mitigating a decline in the market price of the common shares. As a result, the price of our common shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE, the TSX or otherwise and, if commenced, may be discontinued at any time.
      In accordance with policy statements of the securities regulatory authorities in Ontario and Québec, the underwriters may not, throughout the period of distribution, bid for or purchase common shares.

Exceptions, however, exist where the bid or purchase is not made to create the appearance of or actual active trading in, or rising prices of, the common shares. These exceptions include:

•	a bid or purchase permitted under the by-laws and rules of applicable rules of Market Regulation Services Inc. relating to market stabilization and passive market making activities; and

•	a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution.
      We have been advised that in connection with this offering and pursuant to the first exception mentioned above, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the common shares at levels other than those which might otherwise prevail on the open market. These transactions, if commenced, may be discontinued at any time.
      We have agreed to indemnify the underwriters and the selling shareholder, and the selling shareholder has agreed to indemnify the underwriters and us, against liabilities under the U.S. Securities Act of 1933 and applicable Canadian securities legislation, or to contribute to payments that the underwriters and the selling shareholder, or the underwriters and us, may be required to make in that respect.
      The selling shareholder expects to deliver the common shares on or about November 23, 2005, which will be the fifth business day after the date of this short form prospectus (“T + 5”), as agreed upon by the selling shareholder and the underwriters. Under Rule 15c6-2 under the U.S. Securities Exchange Act of 1934, or the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties expressly agree otherwise. Accordingly, U.S. purchasers who wish to trade the common shares prior to the delivery date may be required, because the common shares will initially settle on T + 5, to specify an alternate settlement cycle at the time of their trade to prevent a failed settlement. U.S. purchasers who wish to trade common shares prior to the delivery date should contact their own advisors.
      Some of the underwriters or their affiliates have engaged in, and may in the future engage in, commercial dealings in the ordinary course of business with us. They have received or will receive customary fees and commission for these transactions.
CHANGES IN LONG-TERM DEBT
      We have made the following changes to our long-term debt in the period subsequent to our comparative financial statements for the year ended December 31, 2004:

•	In July 2005, we entered into a five-year term loan in the amount of approximately $12.2 million (CA$15 million) with a fixed interest rate of 4.429%. The term loan is repayable in monthly payments of interest only, with the full amount of the principal due in July 2010. The new term loan replaces revolving loans recorded in current liabilities in our balance sheet as at December 31, 2004.

•	In October 2005, we executed a commitment letter with a bank to replace approximately $30 million in term and revolving loans outstanding at December 31, 2004 with a five-year fixed-rate term loan. This term loan will be repayable in quarterly payments of interest only, with the full amount of the principal due at the end of the five-year term. As part of the arrangement under this commitment letter, we also expect to put in place new arrangements that will increase the credit facilities available to us by $10 million.
LEGAL MATTERS
      Certain matters of Canadian law will be passed upon by McCarthy Tétrault LLP for us and the selling shareholder and by Borden Ladner Gervais LLP for the underwriters. Certain United States legal matters will be passed upon by Perkins Coie LLP for us and the selling shareholder, and by Skadden, Arps, Slate, Meagher & Flom LLP for the underwriters. At the date of this prospectus, the partners and associates of McCarthy Tétrault LLP and Borden Ladner Gervais LLP collectively owned beneficially, directly or indirectly, less than 1% of our outstanding common shares.
EXPERTS
      Our consolidated financial statements as at December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, which are incorporated by reference into this prospectus, have been audited by KPMG LLP, independent accountants, and have been so incorporated in reliance upon the report of said firm, which is also incorporated by reference into this prospectus, and upon their authority as experts in accounting and auditing. As of the date of this prospectus, KPMG LLP and its partners did not hold any registered or beneficial ownership interests, directly or indirectly, in our securities.
AUDITORS, TRANSFER AGENT AND REGISTRAR
      Our auditors are KPMG LLP, Chartered Accountants, Vancouver, British Columbia.
      The transfer agent and registrar for our common shares in Canada is Computershare Trust Company of Canada at its principal offices in Calgary, Alberta and Toronto, Ontario, and in the United States is Computershare Trust Company of New York at its office in New York, New York.
DOCUMENTS INCORPORATED BY REFERENCE
      Information that is incorporated by reference is an important part of this prospectus. We incorporate by reference into this prospectus the documents listed below, which were filed with the securities commission or similar authority in each of the provinces of Canada where this short form prospectus is being filed:

•	Our Annual Information Form dated February 21, 2005;

•	Our audited consolidated financial statements as at December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004, together with the notes thereto;

•	Our management’s discussion and analysis of financial condition and results of operations dated February 21, 2005 in respect of our audited financial statements for the years ended December 31, 2004 and 2003;

•	Our unaudited consolidated financial statements as at September 30, 2005 and for the three and nine months ended September 30, 2005 and 2004, together with the notes thereto;

•	Our management’s discussion and analysis of financial condition and results of operations dated October 27, 2005 in respect of our unaudited financial statements for the three and nine months ended September 30, 2005 and 2004; and

•	Our Information Circular dated March 15, 2005 relating to our Annual Meeting of Shareholders held on April 15, 2005, except the information included in that document relating to the composition of the compensation committee and its report on executive compensation and corporate governance and any performance graph therein.
      Any documents of the type referred to above and any material change report, excluding confidential reports, filed by us with a securities commission or similar regulatory authority in Canada after the date of this prospectus and prior to the termination of any offering hereunder shall be deemed to be incorporated by reference into this prospectus.
      Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained in this prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of circumstances in which it was made. Any statement so modified or superseded will not be deemed in its unmodified or superseded form to constitute a part of this prospectus.
      In addition, to the extent indicated in any Report on Form 6-K furnished to the SEC, any information included therein shall be deemed to be incorporated by reference in this prospectus. Further, we are incorporating by reference into this prospectus the following information, which is included in our Form 6-K, dated November 8, 2005, furnished to the SEC:

•	Our Item 18 — Reconciliation with United States Generally Accepted Accounting Principles as at December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004, together with the report of independent registered public accounting firm; and

•	Our unaudited Item 18 — Reconciliation with United States Generally Accepted Accounting Principles as at September 30, 2005 and for the nine months ended September 30, 2005 and 2004.
      Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Ritchie Bros. Auctioneers Incorporated. at 6500 River Road, Richmond, BC, Canada V6X 4G5, telephone (604) 273-7564. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record can be obtained from the Corporate Secretary of Ritchie Bros. Auctioneers Incorporated at the above mentioned address and telephone number or by accessing the website of the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators, which is commonly known by the acronym “SEDAR,” located at www.sedar.com.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
      Under the U.S. Securities Act of 1933 and with respect to the common shares being sold in this offering, we have filed with the SEC, a registration statement on Form F-10, which together with all its amendments and supplements, we refer to as the Registration Statement. This prospectus, which forms a part of the Registration Statement, does not contain all the information included in the Registration Statement, some parts of which have been omitted in accordance with the rules and regulations of the SEC. For further information about us and this offering, you should review the Registration Statement and its schedules and exhibits. Statements contained in this prospectus about the contents of specified documents are not necessarily complete and, in each instance, we refer you to the copy of the document filed as an exhibit to the Registration Statement for a more complete description of the matter involved. The Registration Statement, including the schedules and exhibits, may be inspected, without charge, at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of all or any part of the Registration Statement may be obtained from this office after payment at prescribed rates. You may obtain information about the operation of the public reference facilities by calling the SEC at 1-800-SEC-0330. You will also be able to obtain a free copy of the Registration Statement, including the schedules and exhibits, from the SEC’s website at www.sec.gov.
      We are subject to the informational requirements of the Exchange Act and file periodic reports and other information under the Exchange Act with the SEC. Under a multi-jurisdictional disclosure system adopted by the United States, these reports and other information may be prepared in accordance with the disclosure requirements of Canada, which are different from United States requirements. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required to publish financial statements under the Exchange Act as frequently or as promptly as U.S. companies. Our Exchange Act reports and other information filed with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at its location referred to above or obtained electronically at the SEC’s website.
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
      The following documents have been filed with the SEC as part of the Registration Statement of which this prospectus forms a part: the documents referred to under the heading “Documents Incorporated by Reference;” consent of KPMG LLP; powers of attorney from certain of our directors and officers; and the Underwriting Agreement.

PART II
INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
Indemnification
      Section 124 of the Canada Business Corporations Act, as amended, provides as follows:

1. Indemnification. A corporation may indemnify a director or officer of the corporation, a former director or officer of the corporation or another individual who acts or acted at the corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the corporation or other entity.

2. Advance of costs. A corporation may advance moneys to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to in subsection (1). The individual shall repay the moneys if the individual does not fulfill the conditions of subsection (3).

3. Limitation. A corporation may not indemnify an individual under subsection (1) unless the individual

(a) acted honestly and in good faith with a view to the best interests of the corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the corporation’s request; and

(b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful.

4. Indemnification in derivative actions. A corporation may with the approval of a court, indemnify an individual referred to in subsection (1), or advance moneys under subsection (2), in respect of an action by or on behalf of the corporation or other entity to procure a judgment in its favour, to which the individual is made a party because of the individual’s association with the corporation or other entity as described in subsection (1) against all costs, charges and expenses reasonably incurred by the individual in connection with such action, if the individual fulfils the conditions set out in subsection (3).

5. Right to Indemnity. Despite subsection (1), an individual referred to in that subsection is entitled to indemnity from the corporation in respect of all costs, charges and expenses reasonably incurred by the individual in connection with the defence of any civil, criminal, administrative, investigative or other proceeding to which the individual is subject because of the individual’s association with the corporation or other entity as described in subsection (1), if the individual seeking indemnity

(a) was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done; and

(b) fulfils the conditions set out in subsection (3).

6. Insurance. A corporation may purchase and maintain insurance for the benefit of an individual referred to in subsection (1) against any liability incurred by the individual

(a) in the individual’s capacity as a director or officer of the corporation; or

(b) in the individual’s capacity as a director or officer, or similar capacity, of another entity, if the individual acts or acted in that capacity at the corporation’s request.

7. Application to court. A corporation, an individual or an entity referred to in subsection (1) may apply to a court for an order approving an indemnity under this section and the court may so order and make any further order that it sees fit.

8. Notice to Director. An applicant under subsection (7) shall give the Director notice of the application and the Director is entitled to appear and be heard in person or by counsel.

9. Other notice. On an application under subsection (7) the court may order notice to be given to any interested person and the person is entitled to appear and be heard in person or by counsel.
      Sections 5 and 6 of By-Law No. 1 of the Registrant provide as follows:

5. Indemnification of Directors and Officers. The Registrant shall indemnify a director or officer of the Registrant, a former director or officer of the Registrant or a person who acts or acted at the Registrant’s request as a director or officer of a body corporate of which the Registrant is or was a shareholder or creditor, and his heirs and legal representatives to the extent permitted by the Canada Business Corporations Act.

6. Indemnity of Others. Except as otherwise required by the Canada Business Corporations Act and subject to paragraph 5, the Registrant may from time to time indemnify and save harmless any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Registrant) by reason of the fact that he is or was an employee or agent of the Registrant, or is or was serving at the request of the Registrant as a director, officer, employee, agent of or participant in another body corporate, partnership, joint venture, trust or other enterprise, against expenses (including legal fees), judgments, fines and any amount actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted honestly and in good faith with a view to the best interests of the Registrant and, with respect to any criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his conduct was lawful. The termination of any action, suit or proceeding by judgment, order, settlement or conviction shall not, of itself, create a presumption that the person did not act honestly and in good faith with a view to the best interests of the Registrant and, with respect to any criminal or administrative action or proceeding that is enforced by a monetary penalty, had no reasonable grounds for believing that his conduct was lawful.
      The Registrant carries liability insurance which provides for coverage for officers and directors of the Registrant and its subsidiaries, subject to a deductible for executive indemnification.
      In addition, the Registrant has entered into separate Indemnification Agreements with each of its executive officers and directors, which Agreements provide for indemnification of the director or officer against certain expenses, judgments, fines and amounts incurred by each such officer or director in connection with certain threatened, pending or completed actions, suits or proceedings.
      The Underwriting Agreement pursuant to which the Common Shares registered hereby will be sold contains provisions by which the Underwriters agree to indemnify the Registrant, each of the directors and officers of the Registrant and each person who controls the Registrant within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), with respect to information furnished by the Underwriters for use in this Registration Statement.
      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Exhibits
      The following exhibits have been filed as part of this Registration Statement:

Exhibit
Number		Description

3.1		Underwriting Agreement.

4.1		Annual Information Form of the Registrant dated February 21, 2005 (incorporated by reference to the Registrant’s Annual Report on Form 40-F for the fiscal year ended December 31, 2004 (File No. 1-13425)).

4.2		Audited consolidated financial statements of the Registrant as at December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, together with notes thereto and including management’s discussion and analysis of the financial condition and results of operations (incorporated by reference to the Annual Report on Form 40-F for the fiscal year ended December 31, 2004 (File No. 1-13425)).

4.3		Unaudited consolidated financial statements of the Registrant as at September 30, 2005, and for the three and nine months ended September 30, 2005 and 2004, together with notes thereto and including management’s discussion and analysis of the financial condition and results of operations (incorporated by reference to the Report on Form 6-K furnished to the Commission on November 1, 2005 (File No. 1-13425)).

4.4		Information Circular of the Registrant, dated March 15, 2005, relating to the Registrant’s Annual Meeting of Shareholders held on April 15, 2005, except the information included in that document relating to the composition of the compensation committee and its report on executive compensation and corporate governance and any performance graph therein (incorporated by reference to the Report on Form 6-K furnished to the Commission on March 15, 2005 (File No. 1-13425)).

4.5		Item 18 — Reconciliation with United States Generally Accepted Accounting Principles of the Registrant as at December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004, together with the auditors’ report thereon, and as at September 30, 2005 and for the nine months ended September 30, 2005 and 2004 (incorporated by reference to the Registrant’s Report on Form 6-K furnished to the Commission on November 8, 2005).

5.1		Consent of KPMG LLP, Independent Chartered Accountants.

6	.1*	Powers of Attorney.

*	Previously filed.

PART III
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1.	Undertaking
      The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to this Form F-10 or to transactions in such securities.

Item 2.	Consent to Service of Process
      (a) Prior to the filing of this Amendment No. 1 to the Registration Statement, the Registrant filed with the Commission a written irrevocable consent and power of attorney on Form F-X.
      (b) Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the number of the relevant registration statement.

III-1

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-10 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Richmond, Province of British Columbia, Country of Canada, on November 16, 2005.

RITCHIE BROS. AUCTIONEERS INCORPORATED

/s/ ROBERT S. ARMSTRONG

Name: Robert S. Armstrong

Title:	Vice President Finance, Chief Financial Officer and Corporate Secretary
      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

	Signature	Title	Date

	* David E. Ritchie	Chairman	November 16, 2005

	* Peter J. Blake	Director and Chief Executive Officer (principal executive officer)	November 16, 2005

	/s/ ROBERT S. ARMSTRONG Robert S. Armstrong	Vice President Finance, Chief Financial Officer and Corporate Secretary (principal financial and accounting officer)	November 16, 2005

	* C. Russell Cmolik	Director	November 16, 2005

	* Charles E. Croft	Vice Chairman and Director	November 16, 2005

	* Eric Patel	Director	November 16, 2005

	* G. Edward Moul	Director	November 16, 2005

	* Beverley A. Briscoe	Director	November 16, 2005

*By:	/s/ ROBERT S. ARMSTRONG Robert S. Armstrong
Attorney-in-Fact

III-2

AUTHORIZED U.S. REPRESENTATIVE
      Pursuant to the requirements of the Securities Act of 1933, the undersigned has signed this Registration Statement solely in the capacity of the duly authorized representative of Ritchie Bros. Auctioneers Incorporated in the United States, in the City of Newnan, State of Georgia, on November 16, 2005.

RITCHIE BROS. AUCTIONEERS (AMERICA) INC.

/s/ ROBERT K. WHITSIT

Name: Robert K. Whitsit

Title:	President

III-3

INDEX TO EXHIBITS

Exhibit
Number		Description

3.1		Underwriting Agreement.

4.1		Annual Information Form of the Registrant dated February 21, 2005 (incorporated by reference to the Registrant’s Annual Report on Form 40-F for the fiscal year ended December 31, 2004 (File No. 1-13425)).

4.2		Audited consolidated financial statements of the Registrant as at December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, together with notes thereto and including management’s discussion and analysis of the financial condition and results of operations (incorporated by reference to the Annual Report on Form 40-F for the fiscal year ended December 31, 2004 (File No. 1-13425)).

4.3		Unaudited consolidated financial statements of the Registrant as at September 30, 2005, and for the three and nine months ended September 30, 2005 and 2004, together with notes thereto and including management’s discussion and analysis of the financial condition and results of operations (incorporated by reference to the Report on Form 6-K furnished to the Commission on November 1, 2005 (File No. 1-13425)).

4.4		Information Circular of the Registrant, dated March 15, 2005, relating to the Registrant’s Annual Meeting of Shareholders held on April 15, 2005, except the information included in that document relating to the composition of the compensation committee and its report on executive compensation and corporate governance and any performance graph therein (incorporated by reference to the Report on Form 6-K furnished to the Commission on March 15, 2005 (File No. 1-13425)).

4.5		Item 18 — Reconciliation with United States Generally Accepted Accounting Principles of the Registrant as at December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004, together with the auditors’ report thereon, and as at September 30, 2005 and for the nine months ended September 30, 2005 and 2004 (incorporated by reference to the Registrant’s Report on Form 6-K furnished to the Commission on November 8, 2005).

5.1		Consent of KPMG LLP, Independent Chartered Accountants.

6	.1*	Powers of Attorney.

*	Previously filed.